FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2013

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on November 13, 2013 after the announcement of Registrant's results for the third quarter 2013.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (registration nos. 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated November 14, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat’s Third Quarter 2013 Conference Call Script
November 13, 2013

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Gilat third-quarter 2013 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session. For operator assistance, during the conference, please call *0. As a reminder, this conference is being recorded November 13, 2013.

I would now like to turn over the call to Phil Carlson from KCSA Strategic Communications to read the safe harbor. Phil, please go ahead.

Phil Carlson - KCSA Strategic Communications - IR

Thank you. Good morning and good afternoon, everyone. Thank you for joining us today for Gilat's third quarter 2013 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, November 13, until November 15, 2013, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you Phil and good day everyone. There have been a number of updates since our last call and I look forward to discussing them with you today. I would like to start with an update on our Spacenet transaction then provide a brief overview of our quarterly results and our business divisions. I’ll then hand the call over to Yaniv to discuss our financial results in more detail before summarizing and opening up the call for questions.

In August, we announced that we entered into a definitive agreement to sell Spacenet to SageNet, subject to regulatory approval and the satisfaction of customary closing conditions. We received the required FCC regulatory approval last week and notified SageNet that all conditions for closing have been met.

We have been notified by SageNet that it is not willing to proceed to closing at this time based on several assertions. While Gilat rejects all of SageNet's assertions and believes them to be unfounded, it is in continuing discussions with SageNet concerning their assertions. At this time the closing has been delayed.

Turning to a brief summary of our financial results. In the third quarter we ended with revenues of $71.3 million, down 11% from $80.2 million the second quarter of 2013. EBITDA decreased to $2.1 million or 2.9% of revenues.

On a non-GAAP basis, our operating loss was $1.3 million compared to an operating income of $1.3 million in the second quarter of 2013.

Our revenue and profit numbers were not where we expected them to be for Q3. The shortfall was mainly attributed to our Commercial and Services Divisions.

In our Commercial Division, two projects that we expected in Q3 were delayed. The projects, with a total value of around $21 million are primarily equipment sales. The first one is with Entel, a deal valued at over $12 million which we reported last month. The second is an expansion project for an existing customer in South America.

In our Services Division, the Compartel project will finish during December as we previously announced. Compared to the 3rd quarter of 2012, there is a significant reduction in revenue from this project.

In Peru, we had a delay in the implementation of part of the $12.8 million project that we announced in February with the Ministry of Education. The delay was primarily due to the customer site being unavailable for equipment installation. We are making all possible efforts in conjunction with the Ministry of Education to finish the implementation.

Following the results of the last two quarters and in accordance with our commitment to further streamline the Company, we have taken immediate action to cut costs.

We have implemented changes in our organizational structure, reducing headcount worldwide. We have also shifted certain fixed expenses to variable expenses. It is important to note that during this process we have taken care not to reduce our sales teams and not to reduce our R&D investments in our strategic growth areas of Broadband Internet Access and Satellite-on-the-Move.

The fixed cost savings will be approximately $9 million annually. The savings will come primarily from reduced COGs and G&A. We expect to begin to see the impact of the reductions in the first quarter of 2014.

Yaniv will provide you with more details on our quarterly results later in the call.

Let’s move to some of our business highlights for the quarter, starting with our Commercial Division. I will begin with an overview of our strategic focus for delivering Broadband Internet Access for consumers and enterprises.

Our implementation for NBN Co in Australia continues to progress very well as over 42,000 sites have been installed.  We are confident that the installation of the full 48,000 sites will be completed ahead of schedule by mid-2014. The Australian government has shown interest in continuing to provide support for NBN services going forward. While we do not have any commitment yet, there is a possibility that they will extend the service past the 48,000 sites.

In Europe, we continue to support the SES Broadband Service, SBBS, which was launched at the end of 2012.  As of the end of the third quarter we have delivered over 12,000 CPE units and we are working with ISPs in France, England, Belgium, and the Netherlands.

In Asia, as we announced in June, we signed a strategic partnership with THAICOM, Asia’s leading satellite operator, to provide customers across the Asia Pacific region with an integrated solution using Gilat’s ground equipment and THAICOM’s IPSTAR high throughput satellite. We are happy to report that we have already closed our first order and have begun joint sales and distribution activities with THAICOM.

Also in Asia, we closed the first sale of a system to operate on the O3b constellation. The first four O3b satellites were launched in June of 2013, although service is not yet in operation. As we announced last year, Gilat was one of the vendors chosen by O3b for the development and supply of Ka-band infrastructure for O3b's VSAT services.

Outside of these deals, we continue to work on additional Broadband Internet Access contracts in Asia and South America and are confident we will close additional deals in this segment.

In other regions around the world, we continue to execute on various commercial projects.

In Africa, we closed a deal with Sonatel, a large telecommunications provider for an IP based network which will be mostly used for backhauling and future services of telecenters in remote sites. In Euro Asia, we were chosen for an infrastructure project at KEGOC, a major energy company, to replace old equipment from a competitor with a Gilat hub and VSATs.

As we turn our attention to South America, in addition to the approximately $21 million of business I mentioned previously that was delayed, we have closed a number of other projects during the quarter. Telefonica Peru extended their SkyEdge II network with hub expansion and additional VSATs. BT in Brazil expanded their network with an additional 1,200 VSATs for a Brazilian retail chain, and Telespazio in Brazil purchased a new hub and 600 VSATs to support the expansion needs of its customers for 2014.

We will now turn our attention to the Defense Division

While we see stable results from our Defense Division, we are still not achieving the revenues we hoped to achieve, primarily due to ongoing budgetary pressures in the U.S. We believe strongly in the necessity of satellite technology in the defense industry now and for the future, and we have the technology to meet those needs. As such, we remain confident in the potential for growth going forward and continue to invest in our Defense Division and Satellite-on-the-Move solutions.

We continue to work with two leading U.S. system integrators to provide satellite-on-the-move antennas and BUCs for various ground-based programs of record.  We are working with other system integrators on UAV programs. Additionally, we are on track with Honeywell and the Global Express project that we announced earlier in the year. We expect to start seeing revenues from this project within one year.

Internationally, we are seeing interest in our solutions for Satellite-on-the-Move as well as interest in our terminal solution for UAVs. Specifically, in Latin America, a defense organization has expanded their SkyEdge II hub to support expanded capacity, including additional VSATs for their network, and services related to the hub expansion. We have also provided a Satellite-on-the-move solution for an Israeli agency, Wavestream BUC’s as part of a homeland security solution for an Asian country and Eagleray 7000 antennas for a Euro Asian customer.

Finally, we look at our Services Division.

During the third quarter, Spacenet continued to close new business and expand services for existing customers. Looking at some of the new business closed, Spacenet signed a satellite services agreement with a large oil and gas drilling company for around $9.5 million. The agreement is for voice and data services at 200 domestic and 20 international sites.

Other new business highlights include an oil and gas service provider for data services over satellite, as well as new customers for their Managed Network Services offering in the financial services and telecommunication industries. Spacenet also closed additional business with existing customers such as Sunoco, Scientific Games, Centerpoint, Dollar General, and others.

In Peru, while we have seen delays in the Ministry of Education project as I mentioned previously, there have been some significant developments in Peru, and we are very excited about our prospects going forward.

In September the Peruvian Congress passed a law that regulates the market and entry of Mobile Virtual Network Operators into the market and the conditions for their operation. The law has been sent to the Ministry of Transport and Communications and the Regulatory Agency for implementation.

Once the law has been implemented, Gilat, with its presence and experience operating in many of the rural villages, should be able to increase its business as a Rural Mobile Infrastructure Operator (RMIO), providing infrastructure services to mobile operators. The potential of this new business in Peru is expected to begin to yield fruits toward the end of 2014.

In Colombia, we are continuing to provide support for the 1500 schools currently under contract until December 5th.

In addition, we intend to submit a bid for a major project in Colombia to provide Broadband Internet Access to several thousand schools. The overall project includes six regions with a value of $290 million. Each bidder can be awarded up to two regions or approximately 1400 sites, with an estimated value of up to $100 million over three years. We expect to know by the end of the year whether we will be included in this project, and if so, what portion we have been awarded.

That concludes our business review. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, please?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, one time other income, expenses related to our M&A activities during 2010 and 2011, and amortization of intangible assets resulting from the purchase price allocation.

Now moving to our financial highlights for the third quarter of 2013.

Revenues for the third quarter of 2013 were $71.3 million, compared to $89.0 million for the same period in 2012. The decrease is primarily due to lower revenues from our Commercial Division and lower revenues from the Services Division mainly from the Compartel project in Colombia.

On a non-GAAP basis, our gross margin was 30% compared to 34% in the comparable period last year. The lower gross margins are primarily due to lower revenues offset partially by the reduction in fixed costs.

On a non-GAAP basis gross R&D expenses were $7.0 million compared to $7.6 million in the third quarter of 2012.

Moving to selling, marketing, general and administrative, on a non-GAAP basis expenses for the quarter were lower at $16.6 million compared to $17.5 million for the third quarter of 2012. Selling, marketing, general and administrative were lower due to both reduced fixed and variable expenses.

On a non-GAAP basis, operating loss was $1.3 million in the third quarter of 2013 compared to an operating income of $5.7 million in the comparable quarter of 2012.

As Erez mentioned, we have implemented organizational changes with a focus on our Commercial and Defense Divisions. We expect to realize a fixed cost savings of approximately $9 million annually which will come primarily from COGs and G&A. Some cost reductions were also made in R&D, but not in our strategic growth areas.

On a non-GAAP basis, net loss for the quarter was $1.9 million or $0.04 per diluted share compared to net income of $5.8 million or $0.13 per diluted share in the same quarter of 2012.

Our expenses have been negatively affected by the Shekel / Dollar exchange rate. While the majority of our revenues are generated in U.S. Dollars, a portion of our expenses are in Shekels, which has significantly appreciated in value over the last year against the U.S Dollar. This has caused an increase in our expenses in Dollar terms.

Our net trade receivables went down from $62.9 million as of June 30th, 2013 to $59.2 million as of September 30th, 2013, representing a DSO of 75 days. The increase in DSO was due to the decrease in quarterly revenues.

As of September 30th, 2013, our total cash balances, including restricted cash, net of short-term bank credits, amounted to $58.1 million. During the quarter we repaid $6.7 million of the Silicon Valley Bank loan.

Our shareholders' equity at the end of the quarter totaled $232.7 million.

This concludes our financial review for the quarter, and I would now like to turn the call back to Erez. Erez?

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you Yaniv. Before we conclude today’s call and turn to your questions, I would like to make a few closing remarks.

Our quarterly results for 3rd quarter were lower than anticipated primarily due to the two equipment deals in South America which were delayed, reduced revenue from Compartel and the delay of implementation at the Ministry of Education in Peru.

We do expect that Q4 will be better than Q3, especially in our Commercial and Services Divisions, with stable results from Defense. But, we do not expect it will be enough to make up for the Q3 shortfall. As such, we do not expect to meet our previously updated management objectives for 2013. We now expect to finish 2013 with approximately $310 million in revenue for the year and EBITDA of around 6%.

Going forward, we believe we are well positioned for success. We continue to close deals in our Commercial Division with new and existing customers. Our Defense Division is stable and we see excellent opportunities in our Services Division.

We have also taken the appropriate steps to significantly cut costs and streamline the company.  As such, we are confident in the road ahead and believe that with the steps we have taken, the Company is better positioned to succeed going forward.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator:

Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Matt Paul of Sidoti and Company. Please go ahead.

Matt Paul:

Hi guys. Good morning. In reference to the major deals, I think, in Columbia that you missed on the quarter, do you have an updated timetable on when you expect to recognize that revenue?

Erez Antebi:

I think you are asking about two deals that we said in Latin America?

Matt Paul:

Yes, sorry, I’ll repeat the question. In reference to the two deals in Latin America that were missed on the quarter, do you have an updated timetable of when you expect to recognize revenue from those projects now?

Erez Antebi:

I think we should expect to see that during first half of ’14.

Matt Paul:

First half of ’14. Okay, second question. You said on the call that you expect revenue from the Honeywell deal for in-flight connectivity to be  recognized over the course of the next year, do you have any color to add on your in-flight connectivity business? Any increase in demand there as we see more commercial usages for the in-flight connectivity products?

Erez Antebi:

I think we discussed this a couple of times, but I’ll be happy to recap it a bit. There is one project we are talking about is with Honeywell for the GlobalXpress constellation that is going to be launched and get into service in probably about a year. And as that gets into service we will expect to see airlines go for internet access over that ka constellation from Inmarsat. And they will order their terminals from Honeywell who will, in turn, order equipment from us. In addition we are working with a couple of integrators in the ku-band that are currently providing equipment for airlines. Those are Tecom who is working together with Row-44, and AeroSat who is working with Gogo. As they get additional airlines and they need more installations, we get additional orders for equipment and we think that’s going at a very nice pace.

Matt Paul:

Okay, thank you guys.

Operator:

The next question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:

Yes, thank you for taking the call, I have two questions. The first question has to do with the natural disaster in the Philippines, and the Southeast Asia area generally and obviously this disrupts telecommunications of all kinds and needs refurbishment and rebuilding. Do you see any business coming from this unfortunate event to Gilat. And the second question is do you have any expectations of the resolution of the Spacenet delay or problems?

Erez Antebi:

I think the disaster in the Philippines it’s still going on. We are trying to provide some support for relief agencies and help them with what they need to do, but we are not discussing anything, we are not discussing with them to see how we can get business out of it at this point. Down the road, we’ll see what they want to do with infrastructure and we’ll get to that at some later point. Not at this time.  Regarding Spacenet, all I can say is that we are in discussions with SageNet, and there’s not much I can add  to that.

Gunther Karger:

Thank you.

Operator:

If there are any additional questions, please press *1. If you wish to cancel your request please press *2. Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-326-9310. In Israel please call 03-9255918. Internationally please call 972-3-9255918. Mr. Antebi would you like to make your concluding statement?

Erez Antebi:

Thank you operator. I would like to thank everyone for your time today. We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results at hand. We appreciate your continued support. Thank you and good afternoon.

Operator:

Thank you.  This concludes Gilat’s 3rd quarter 2013 results conference call. Thank you for your participation, you may go ahead and disconnect.